EXHIBIT (a)(1)(iii)

To Holders Of Units Of Boston Financial Qualified Housing Tax Credits L.P. IV

Re: Offer to Purchase Units for $172 Per Unit

Dear Unit Holder:

Enclosed is an Offer To Purchase up to 9,500 units (“Units”) of limited partnership interests in Boston Financial Qualified Housing Tax Credits L.P. IV (the “Partnership”) at a cash purchase price of $172 per Unit, without interest, less the amount of distributions made to you after the date of the Offer and less any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $10 per Unit, (with a $100 minimum fee and a $250 maximum fee).

Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

•	The price offered for the Units is $172 in CASH, less any Distributions made after the date of this Offer and any transfer fees charged by the Partnership.

•
The Offer to Purchase is higher than the last highest secondary market trade of Units Anise is aware of. According to Direct Investments Spectrum, during the most recently reported trading period from October 1, 2005 through November 30, 2005, trades have ranged from $120.00 per Unit to $130.00 per Unit. This offer is over 32% higher than the highest reported trade. The Offer also allows Unit Holders to dispose of their Units without incurring the sales commissions (that may be up to 10% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries.

•
Obtain the General Partner's low estimate of value now without having to wait several years for liquidation to occur. The Partnership’s managing general partner, Arch Street VIII, Inc. (the “General Partner”), is seeking limited partner approval to liquidate the assets of the Partnership and wind up its affairs, which the General Partner estimates will take 24 months from the date of receiving approval. As part of the General Partner's preliminary proxy statement, the General Partner estimated that the liquidation of the Partnership's properties would result in a pretax liquidation valuation range of distributions of cash to the Unit Holders between $172.69 and $402.71 per Unit. However, the General Partner provided little support for its estimate and there is no assurance when or if the Partnership will be liquidated. There is also no assurance that an a price consistent with the General Partner's estimates will be offered for the local limited partnerships, and we do not know when a sale of the properties will occur or what price may be obtained.

•
Undisclosed fees. As part of the General Partner's preliminary proxy statement, the General Partner disclosed that affiliates of the Partnership will receive 5% of the proceeds of the sale of Leawood. The Partnership has not previously disclosed that its affiliates will receive these fees and, until the proxy filing, it had not disclosed that a Partnership affiliate was the general partner for the Local Limited Partnership for Bentley Court. The fee on the sale of Leawood alone could exceed $1 million.

•	Tax credits have expired. The Partnership has indicated that there are no more tax credits remaining.

•	Accelerated Loss. The cash purchase price plus the estimated value of the current year tax loss totals $470[1]. Unit Holders who sell will receive an accelerated tax year benefit.

•
Sale of all your Units will not result in the loss of tax credits previously taken. Unit Holders who sell all of their Units will also eliminate the need to file Form K-1 information for the Partnership with their federal tax returns for years after the Partnership's confirmation of the transfer of Units.

1Assumes a combined federal/state capital gains tax rate of 36% and that prior Partnership losses have not been utilized. Each Unit Holder should check with their tax advisor as an individual tax rates and circumstances will vary.

We plan to vote against the General Partner's liquidation proposal until we obtain the Partnership's books and records to validate the Partnership's estimated liquidation valuation and the affiliate fees.

We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

The Offer is scheduled to expire on March 20, 2006. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (816) 877-0892.

February 20, 2006               Very truly yours,

                                                                                                                                                                                    Anise, L.L.C.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

The Purchaser, together with the other Participants (as defined below), has made a preliminary filing with the SEC of a proxy statement in connection with a consent solicitation (the "Preliminary Proxy Statement") to solicit votes to remove the Partnership's current general partners and to elect Everest Housing Management, LLC, a California limited liability company as the successor general partner.

THE PURCHASER ADVISES ALL UNIT HOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE PROXY MATERIALS, WITHOUT CHARGE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR, THE ALTMAN GROUP, INC., AT ITS TOLL−FREE NUMBER: (800) 761-6532.

THE PARTICIPANTS IN THE PROXY SOLICITATION ARE PARK G.P., INC., EVEREST HOUSING MANAGEMENT, LLC, PACO DEVELOPMENT, L.L.C., ANISE, L.L.C., BOND PURCHASE, L.L.C., MCDOWELL INVESTMENTS, L.P. AND EVEREST HOUSING INVESTORS 2, LP (THE "PARTICIPANTS"). INFORMATION REGARDING THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS IS AVAILABLE IN THE SCHEDULE 13D JOINTLY FILED WITH THE SEC ON FEBRUARY 10, 2006, AND THE PRELIMINARY PROXY STATEMENT.